SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Oscar Thompson
CEO and Head of Investor Relations
oscar@telepart.com.br
Phone: +55 (31) 9933-3077

Renata Pantoja
Investor Relations Manager
rpantoja@telepart.com.br
Phone: +55 (31) 9933-3535

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
REPORTS FIRST QUARTER 2007 RESULTS

- EBITDA and EBITDA margin of R$28.4 million and 26.2%, respectively, in the 1Q07, the highest figures since the 1Q06
- Net additions of 45,354 clients in the quarter
- Significant reversal of the market share downward trend
- Net debt of R$199.2 million at the end of the quarter

Brasília, Brazil, May 02, 2007 – Tele Norte Celular Participações S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding Company of the wireless telecommunications service provider in the States of Amapá, Amazonas, Maranhão, Pará and Roraima in Brazil, announced today its results for the first quarter of 2007. Net additions amounted to 45,354 in the quarter, increasing the Company’s client base to 1,256,134. In the 1Q07, EBITDA totaled R$28.4 million, representing 26.2% of net service revenues.

Operation Highlights:

Client base of 1,256,134 in 1Q07

The Company’s client base reached 1,256,134 clients in the 1Q07, representing increases of 3.7% and 1.9% over the 4Q06 and 1Q06, respectively. Net additions in the quarter totaled 45,354 new customers.

In the first quarter of 2007, prepaid segment increased by 5.9% reaching 1,036,520 clients or 83% of the total base. The postpaid base decreased by 12,657 customers, ending the quarter with 219,614 clients or 17% of the total base.

CLIENT BASE (000s)

Churn Rate

Blended annualized churn rate decreased from 86.4% in the 4Q06 to the 35.9% registered in the 1Q07. This significant reduction is related to the prepaid client base clean-up held in November and December 2006. When compared to the 41.7% registered in the 1Q06, blended annualized churn rate in the quarter registered a 5.8 p.p. reduction, as a result of the prepaid churn rate reduction.

Annualized churn rate for the postpaid segment, which accounts for most of the revenues generated, totaled 27.0% in the 1Q07, slightly lower than the 27.4% recorded in the 4Q06. When compared to the 1Q06, the rate rose by 2.0 p.p., due to higher number of client disconnections for lack of payment.

The prepaid churn rate totaled 37.9%, significantly lower than the 100.5% registered in the 4Q06, related to the (i) above-mentioned prepaid base clean-up held in November and December 2006 and (ii) disconnection of clients acquired during chip-exchange campaigns at the beginning of 2006. When compared to 1Q06, prepaid churn rate was reduced by 8.1 p.p. due to the rationalization of the acquisition campaigns.

CHURN RATE (annualized)

Operating Revenues

Net service revenues totaled R$108.4 million in the 1Q07, an increase of R$1.8 million, or 1.7%, over the previous quarter. Excluding the impact of the ICMS provisions in the 4Q06 which amounted to R$9.7 million, net service revenues would have decreased by R$7.9 million due to the seasonality of the 1Q07. When compared to the 1Q06, net service revenues increased by R$21.8 million or 25.1% in the 1Q07, as a consequence of the increase of R$19.3 million, or 69.8%, in interconnection revenues, related to the adoption of the “full billing” rule for interconnection charges as of July 14, 2006. Excluding this impact, net service revenues would have reached R$83.8 million in the 1Q07, representing a reduction of R$2.8 million when compared to the 1Q06, mainly related to lower number of postpaid clients in the 1Q07.

Data revenues totaled R$7.0 million in the 1Q07, representing a slight increase when compared to the R$6.2 million and R$ 6.0 million registered in the 4Q06 and 1Q06, respectively.

Net equipment revenues totaled R$7.0 million in the 1Q07, R$4.0 million lower than the R$11.0 million recorded in the 4Q06. This reduction is a consequence of the typical fourth-quarter seasonality. When compared to the same quarter of the previous year, net equipment revenues were reduced by R$4.2 million, as a consequence of lower number of handsets sold.

Handset subsidies for client acquisitions totaled R$0.8 million, or R$4.9 per gross addition, below the R$2.5 million, or R$12.5 per gross addition, registered in the previous quarter. This reduction is related to the end of the Christmas campaign. When compared to the 1Q06, handset subsidies for client acquisitions were reduced by R$1.2 million in the quarter.

As a result, total net revenues reached R$115.4 million in the quarter, 1.9% lower than the 4Q06. When compared to the 1Q06, total net revenues increased R$17.5 million or 17.9% in the quarter, due to the adoption of the “full billing” rule.

Operating costs and expenses

Cost of services totaled R$46.9 million in the 1Q07, almost in line with the R$46.4 million registered in the previous quarter. When compared to the 1Q06, cost of services increased by R$21.6 million, or 85.3%, as a consequence of higher interconnection costs related to the adoption of the “full billing” rule.

Selling and marketing expenses totaled R$23.3 million in the 1Q07, in line with the R$23.5 million reported in the previous quarter. When compared to the same quarter of the previous year, selling and marketing expenses were reduced by R$4.9 million due to lower promotional and advertising expenses and reduced retention subsidies.

Customer acquisition cost for the first quarter of 2007 reached R$139 compared to the R$96 registered in the 4Q06. This increase is related to the maintenance of fixed acquisition costs and simultaneous reduction of clients added to the base. When compared to the 1Q06, client acquisition cost decreased R$10 in the quarter, as a consequence of the maintenance of fixed acquisition costs and higher number of clients added to the base.

Retention costs totaled R$15.0 million in the quarter, higher than the R$14.2 million recorded in the 4Q06 due to higher promotional discount expenses. As a percentage of net service revenues, retention costs reached 13.8% . When compared to the 1Q06, retention costs decreased by R$0.9 million, underlining the downward trend of this indicator.

General and administrative expenses reached R$8.7 million in the 1Q07, 83.3% lower than the R$52.2 million registered in the previous quarter. This significant reduction is related to the impact of ICMS provisions and consulting fees related to the entry of the Company’s new management in the 4Q06. Excluding these impacts, G&A expenses would have reached R$11.2 million in the 4Q06. When comparing the R$8.7 million recorded in the 1Q07 with the pro-forma R$11.2 million registered in the 4Q06, we notice a reduction of R$2.5 million as a consequence of lower contingency expenses. G&A expenses in the 1Q07 were in line with the R$9.1 million recorded in the 1Q06.

Bad debt provisions returned to normal levels, totaling R$3.3 million in the 1Q07, R$2.1 million lower than the R$5.5 million registered in the previous quarter. This reduction is related to the following 4Q06 events: (i) changes in the accounting treatment of interconnection disputes in the amount of R$0.8 million and (ii) default by card suppliers totaling R$1.7 million. Excluding these impacts, bad debt provisions in the 4Q06 would have reached to R$3.0 million, or 2.8% of net service revenues, in line with the 1Q07

As a percentage of net service revenues, bad debt provisions reached 3.1%, versus 5.1% and 3.6% registered in the 4Q06 and 1Q06, respectively. As a percentage of total net revenues, bad debt provisions reached 2.9% in the 1Q07.

BAD DEBT PROVISIONS (R$ million)

Average revenue per user (ARPU)

Postpaid MOU (minutes of use) totaled 232 in the 1Q07, 3.3% lower than the 240 recorded in the previous quarter, as a consequence of seasonal factors. When compared to the 1Q06, 27 minutes of use per client were added, due to higher volume of promotional minutes associated with the retention campaigns.

Postpaid ARPU reached R$85.4 in the quarter, representing an increase of R$10.2 when compared to the R$75.2 recorded in the 4Q06. Excluding the effects of the ICMS provisions occurred in the 4Q06, postpaid ARPU would have decreased by R$3.0 when compared to the 4Q06, due to seasonal factors. When compared to the 1Q06, post-paid ARPU increased by R$10.7 due to the adoption of the “full billing” rule. Excluding this impact, postpaid ARPU would have reached R$71.1, R$3.6 lower than the 1Q06, as a result of a higher number of free minutes available to customers.

Prepaid MOU totaled 44 in the 1Q07, 2.7% lower than the 45 recorded in the previous quarter, due to seasonal factors. When compared to the 1Q06, 16 minutes of use per client were added as a result of higher number of promotional minutes available to customers associated with retention campaigns.

Prepaid ARPU totaled R$15.8 in the 1Q07, R$1.6 lower than the R$17.3 registered in the previous quarter. When compared to the first quarter of 2006, prepaid ARPU increased by R$7.1 due to the adoption of “full billing” rule. Excluding this impact, prepaid ARPU would have totaled R$10.9, R$2.2 higher than the 1Q06, mainly as a consequence of higher volume of credits consumed by prepaid clients.

As a result, total blended MOU reached 78 minutes, 5.9% lower than the 4Q06 and 20.4% higher than in the 1Q06. Blended ARPU totaled R$28.4 in the 1Q07, in line with the R$28.6 registered in the 4Q06 and higher than the R$22.3 recorded in the 1Q06.

ARPU (R$)

Estimated market share of 22.3% in the 1Q07

Market share was estimated at 22.3% in the 1Q07, against 22.2% estimated in the 4Q06, emphasizing the significant reversal of the downward trend observed in recent years.

Gross sales share in the 1Q07 was estimated at 26.2%, 2.7 p.p. lower than the 28.9% registered in the previous quarter.

EBITDA of R$28,4 million in the 1Q07

In the 1Q07, EBITDA and EBTIDA margin (excluding handset revenues) reached R$28.4 million and 26.2% of net service revenues, respectively, compared to the negative R$23.4 million and 21.9% of net service revenues registered in the previous quarter. This significant increase is a consequence of the following events which impacted the 4Q06 figures: (i) ICMS provisions, and (ii) non-recurring expenses related to entry of the Company’s new management. When compared to the 1Q06, EBITDA and EBTIDA margin increased by R$9.5 million and 4.4 p.p., respectively, as a consequence of the adoption of the “full billing” rule. Excluding this impact, EBITDA would have reached R$25.8 million in the 1Q07, or 30.7% of net service revenues.

EBITDA (R$ million)

Depreciation and amortization

Depreciation and amortization expenses totaled R$28.2 million in the 1Q07, lower than the R$31.3 million recorded in the 4Q06 and higher than the R$26.7 million registered in the 1Q06.

In the 1Q07 financial statements, the Company reclassified expenses from the amortization of the tax credits associated with the goodwill transferred from the parent company – Telpart Participações S.A. These expenses were transferred from “Depreciation and amortization” to “Income tax and social contribution expenses” in the income statement. For comparative purposes, the same reclassification, in the amount of R$1.3 million per quarter, was applied to the income statements for the quarters of 2006.

Net financial expense of R$7.6 million

	R$ million

	4Q06	1Q07

Interest Expenses (a)	(31.3)	(18.9)

Interest Income (b)	3.2	2.8

Foreign Exchange Gain (Loss) (c)	4.2	8.5
		>
Net Financial Income (Expense)	(23.9)	(7.6)
Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), VAT (ICMS) provisions (R$15,6), and taxes on financial transactions; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

DETAILED FINANCIAL INCOME/EXPENSE INFORMATION

	R$million
	4Q06	1Q07
Expense related to debt denominated in foreign currency	(1.1)	3.9
Gain (loss) on hedging operations	(7.7)	(10.9)

Sub-total	(8.8)	(7.0)
Expense related to debt denominated in Reais	0.0	(0.8)

Financial expense (debt related)	(8.8)	(7.8)
Net financial expense (not related to debt)*	(15.9)	(0.9)

Sub-total	(24.7)	(8.7)
Interest income – cash investing activities	0.8	1.1

Net Financial Income (Expense)	(23.9)	(7.6)
* Net financial expenses not related to debt are primarily associated with taxes such as CPMF and IOF. In 2006, it also includes interests and monetary restatement related to ICMS contingencies in the amount of R$15.6 million in the 4Q06.

Net negative result of R$5.6 million for the quarter

Net result in 1Q07 was negative in R$5.6 million, or R$0.835 per ADS (R$0.017 per thousand shares) against the negative R$49.2 million, or R$7.341 per ADS (R$0.147 per thousand shares) registered in the 4Q06. Net result was 30.5% higher than in the 1Q06.

Total debt of R$265.3 million

In the 1Q07, total debt amounted to R$265.3 million, of which R$236.3 million related to short and long term debt and R$29.0 million related to accounts payable from hedging operations. On March 31, 2007, 100% of short and long term debt (R$236.3 million) was denominated in US Dollars and 79.4% hedged.

Net debt of R$199.2 million

On March 31, 2007, the Company’s indebtedness was partially offset by cash and cash equivalents and temporary cash investments in the amount of R$66.1 million, resulting in a net debt of R$199.2 million.

NET DEBT (R$ million)

Investments totaled R$3.3 million for the quarter

During the first quarter of 2007, Amazônia Celular’s capital expenditures reached R$3.3 million, broken down as follows:

CAPEX BREAKDOWN

CAPEX (R$million)	1Q06	2Q06	3Q06	4Q06	2006	1Q07

Network	7.5	7.1	4.0	19.5	38.1	2.5

IS/IT	0.8	0.9	1.2	4.9	7.8	0.1

Others	0.1	1.5	0.4	3.4	5.4	0.7

T O T A L	8.4	9.5	5.6	27.8	51.3	3.3

Debt payment schedule

Year	R$million	% denominated in US$
2007	49.0	100.0%
2008	106.6	100.0%
2009	109.7	100.0%

Free cash flow

Free cash flow for the 1Q07 was positive at R$7.0 million, compared to a negative R$118.7 million in the previous quarter. This difference was mainly due to ICMS provisions and the reclassification of the Notes. Excluding these effects, free cash flow would have reached R$45.0 million in the 4Q06, higher than the R$7.0 million recorded in the 1Q07, as a result of increased EBITDA, lower capital expenditures and reallocation of debt from short to long term.

When compared to the 1Q06, free cash flow decreased by R$6.7 million due to worse result on hedging operations.

Financial ratios

Ratios	1Q06	2Q06	3Q06	4Q06	4Q06*	1Q07

Net Debt/EBITDA (1)	2.20	2.42	2.71	6.25	2.76	4.31

Net Debt/Total Assets	36%	39%	39%	36%	36%	32%

Interest Coverage Ratio (1)	4.9	5.2	4.3	1.6	3.6	1.8

Current Liquidity Ratio	0.6	0.6	0.7	0.5	0.5	0.6
(1) Last twelve months.
* Excluding the effects of additional provisions related to disputes concerning the payment of value added tax (ICMS) on activations, monthly subscription fees and VAS.

Subsequent events

Amazônia Celular S.A. and Telemig Celular S.A. have received express consent (“Consent”) from holders of most of the Notes issued by Amazônia and the Notes issued by Telemig (“Notes”), due in 2009, related to the non-compliance, by Amazônia, with the financial indicators (“covenants”) associated with said Notes.
The non-compliance with these covenants derived from the decision by Amazônia’s management to revise the provisions for contingencies recorded by the Company, pursuant to CVM Resolution 489, referring to lawsuits concerning the illegality of ICMS charges on subscriptions and added-value services.
In addition, financial covenants were changed from “maintenance” to “incurrence”, which will ensure the Company greater financial flexibility.
Due to above mentioned Consent, Amazônia and Telemig will pay an additional US$ 2.50 (two US dollars and fifty cents) for each US$ 1,000.00 (one thousand US dollars) of the principal amount, to those investors who agreed to the proposed changes, totaling approximately US$ 252,000.

*****************

For further information please contact:

Tele Norte Celular Participações S.A.
Investor Relations Department
Oscar Thompson / Renata Pantoja
Phones: (+55 31) 9933-3077 / 3535
E-mail: ri@telepart.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private- sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

OPERATIONAL DATA

o
	2006					2007	Var. % (1Q07/4Q06)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	1st Quarter

Licensed Pops (in millions)	16.7	17.6	17.6	17.6	17.6	17.6	0.0%

Clients	1,233,115	1,250,567	1,273,256	1,210,780	1,210,780	1,256,134	3.7%
Postpaid	251,892	248,343	240,941	232,271	232,271	219,614	-5.4%
Prepaid	981,223	1,002,224	1,032,315	978,509	978,509	1,036,520	5.9%

MOU Incoming							0.0%
Postpaid	90	82	82	84	85	80	-5.5%
Prepaid	20	22	25	28	24	26	-7.9%
MOU Outgoing							0.0%
Postpaid	114	129	146	155	136	152	-2.0%
Prepaid	8	9	15	17	12	18	6.3%

Total Outgoing Traffic (Million of Minutes)	109.0	124.1	152.0	158.9	544.0	156.5	-1.5%
Total Incoming Traffic (Million of Minutes)	128.2	126.3	136.9	142.9	534.3	133.1	-6.9%

Average Revenue per User - ARPU (R$)	22.3	21.9	27.9	28.6	25.2	28.4	-0.5%
Postpaid	74.7	72.8	84.9	75.2	76.9	85.4	13.6%
Prepaid	8.7	9.1	14.1	17.3	12.3	15.8	-9.0%

Service Revenues (R$ millions)							0.0%
Monthly Fee	18,921	19,631	20,675	11,219	70,446	19,926	77.6%
Outgoing Traffic	35,482	34,554	34,470	38,079	142,585	33,772	-11.3%
Incoming Traffic	27,689	27,416	50,310	55,043	160,457	47,013	-14.6%
Other	4,572	2,365	2,317	2,297	11,551	7,737	236.8%

TOTAL	86,664	83,966	107,772	106,638	385,040	108,447	1.7%

Data Revenues (% of net serv. revenues)	6.9%	8.6%	6.1%	5.8%	6.8%	6.4%	0.6 p.p.

Cost of Services (R$ millions)
Leased lines	8,897	10,057	9,416	8,900	37,270	8,548	-4.0%
Interconnection	2,830	3,300	29,189	27,920	63,239	24,655	-11.7%
Rent and network maintenance	6,102	4,814	5,050	5,767	21,734	6,152	6.7%
FISTEL and other taxes	5,434	5,583	5,830	3,554	20,400	6,448	81.4%
Other	2,069	1,952	901	227	5,150	1,128	395.7%

TOTAL	25,332	25,705	50,386	46,369	147,792	46,931	1.2%

Churn - Annualized Rate	41.7%	43.8%	47.9%	86.4%	54.9%	35.9%	-50.5 p.p.
Postpaid	25.0%	25.2%	22.8%	27.4%	25.1%	27.0%	-0,4 p.p.
Prepaid	46.1%	48.5%	54.0%	100.5%	62.3%	37.9%	-62,6 p.p

Cost of Acquisition (R$)	149	122	130	96	122	139	44.5%
Retention Costs (% of net serv. revenues)	18.3%	19.8%	15.7%	13.3%	16.5%	13.8%	0,5 p.p
CAPEX (R$ millions)	8.4	9.5	5.6	27.8	51.3	3.3	-88.1%

Number of locations served	211	213	214	212	212	212	0.0%
Number of cell sites	703	692	681	690	690	693	0.4%
Number of switches	13	13	14	14	14	14	0.0%

Headcount	886	863	829	814	814	374	-54.1%
Market Share	24%	23%	24%	22%	22%	22%	0 p.p.

INCOME STATEMENT (BR GAAP)

							(in R$ 000)

	2006					2007	Var. %

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	1st Quarter	(1Q07/4Q06)

Service Revenues - GROSS	124,515	133,766	179,776	192,202	630,259	191,604	-0.3%
Equipment Revenues - GROSS	16,144	20,908	20,395	16,559	74,006	9,970	-39.8%

Total Revenues - GROSS	140,659	154,674	200,171	208,761	704,265	201,574	-3.4%
Taxes	(42,768)	(55,957)	(78,124)	(91,138)	(267,987)	(86,135)	-5.5%

Service Revenues - NET	86,664	83,966	107,772	106,638	385,040	108,447	1.7%
Equipment Revenues - NET	11,227	14,751	14,275	10,985	51,238	6,992	-36.3%

Total Revenues - NET	97,891	98,717	122,047	117,623	436,278	115,439	-1.9%

Cost of Services	25,332	25,705	50,386	46,369	147,792	46,931	1.2%
Cost of Equipment	13,163	16,100	16,726	13,526	59,515	7,758	-42.6%
Selling & Marketing Expenses	28,259	26,585	24,510	23,473	102,827	23,318	-0.7%
Bad Debt Expense	3,127	4,415	3,318	5,465	16,325	3,330	-39.1%
General & Administrative Expenses	9,112	8,599	5,824	52,170	75,705	8,718	-83.3%
Other operating expense (income)	-	(2,626)	-	(9)	(2,635)	(3,012)	33366.7%

EBITDA	18,898	19,939	21,283	(23,371)	36,749	28,396	-221.5%
%	21.8%	23.7%	19.7%	-21.9%	9.5%	26.2%	48.1 p.p.

Depreciation & Amortization	26,672	26,718	26,264	31,314	110,968	28,176	-10.0%
Interest Expense	29,786	14,615	12,880	31,306	88,587	18,929	-39.5%
Interest Income	(3,922)	(2,741)	(2,125)	(3,177)	(11,965)	(2,808)	-11.6%
Foreign Exchange Loss (Gain)	(17,978)	(933)	1,827	(4,257)	(21,341)	(8,559)	101.1%
Others	91	(10)	386	326	793	14	-95.7%
Income Taxes	(5,331)	(5,845)	(5,001)	(12,424)	(28,601)	-	-100.0%
Minority Interests	(2,367)	(2,852)	(3,129)	(17,263)	(25,611)	(1,763)	-89.8%

Net Income (loss)	(8,053)	(9,013)	(9,819)	(49,196)	(76,081)	(5,593)	-88.6%

Number of shares (thousand)	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	0.0%
Earnings per thousands shares (R$)	(0.024)	(0.027)	(0.029)	(0.147)	(0.227)	(0.017)	-88.6%
Earnings per ADS (R$)	(1.202)	(1.345)	(1.465)	(7.341)	(11.353)	(0.835)	-88.6%

(1) Interest paid: 1Q06 - R$6,096 thousand; 2Q06 - R$4,794 thousand; 3Q06 - R$7,312 thousand; 4Q06 - R$4.806 thousand; and, 1Q07 - R$7.820 thousand.

BALANCE SHEET (BR GAAP)

					(in R$ 000)

	1Q07	4Q06		1Q07	4Q06

Current Assets			Current Liabilities
Cash & cash equivalents	24,971	22,674	Loans & Financing	154,318	241,137
Tempory Cash Investments	41,173	28,726	Loan Interest	3,808	6,277
Accounts Receivable	96,816	104,899	Suppliers	126,448	138,264
Taxes Receivable	18,196	22,017	Taxes Payable	10,298	6,577
Other Assets	17,031	15,621	Dividends	818	819

	198,187	193,937	Other Current Liabilities	14,292	29,214

				309,982	422,288

Long-term Assets	95,343	95,010	Loans & Financing	82,016	-

Deferred Assets	-	-	Other Long-term Liabilities	122,726	105,397

Plant & Equipment			Minority Interest	28,431	30,195
Cost	1,001,256	998,539
Accum Depreciation	(669,227)	(641,609)	Shareholders' Equity	82,404	87,997

	332,029	356,930

	625,559	645,877		625,559	645,877

CASH FLOW (BR GAAP)

1Q07

Operating activities
Loss	(5,593)
Adjustments to reconcile loss to cash from
operating activities
Depreciation and amortization	28,176
Foreign exchange and indexation charges (principal)	(6,448)
Unrealized losses on cross-currency interest swaps	6,613
Deferred income taxes	-
Minority Interest	(1,763)
Unrealized gains on temporary cash investments	(887)
Provision for contingencies and other	321
Changes in operating assets and liabilities	(12,984)

Cash provided by operating activities	7,435

Investing activities:
equipment	18
Additions to property and equipment	(8,812)

Cash used in investing activities	(8,794)

Financing activities
Proceeds from issuance of debt	150,497
Payment of debt	(146,840)
Dividends paid	(1)

Cash provided by (used in) financing activities	3,656

Increase in cash and cash equivalents	2,297
Cash and cash equivalents, beginning of the year	22,674

Cash and cash equivalents, end of the year	24,971

GLOSSARY OF KEY INDICATORS

I) Average Customers

a) Average customers – monthly

Sum of customers at the beginning and the end of the month
2

b) Average customers – quarterly and year to date

Sum of the average customers for each month of the period
Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

Sum of deactivations / Sum of average monthly opening customers for the 3 months
3

b) Churn % - year to date

YTD deactivations / Sum of avg monthly opening customers since beginning of the year
Number of months in the period

III) MOU – Minutes of Use (Monthly)
Number of total billable minutes for the period / Average customers for the period
Number of months in the periods

IV) ARPU – Average Revenue per User
Net service revenues for the period (excluding roaming-in revenues)
Average customers for the period

V) Customer Acquisition Cost
(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activation in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
– Minority Interests – Working Capital Variation)
* Considers interest paid.

VII) Working Capital Variation

Working Capital Variation = ( Current Assets – Cash & Cash Equivalents ) –
( Current Liabilities – Short Term Loans and Financing - Loan Interest - Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt
* Does not include profit sharing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 03, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.